 EXHIBIT 4.9

AMENDMENT, CONSENT AND WAIVER

The undersigned, Eurobulk Ltd., a Liberian corporation (the “Manager”) and _____________________, a ________________ corporation (the “Owner”), agree to this amendment, consent and waiver (this “Consent”) as of __________________, 2025 with reference to the following facts:

A. The Manager and the Owner, have entered into that certain ship management agreement dated August 1, 2024 (the “Management Agreement”) whereby the Manager provides commercial, technical and crewing management along with insurance arrangements and EUTS allowances to the _________________ flagged containership vessel “______________” (the “Vessel”) which is owned by the Owner.

B. Containers Shareholders Trinity Ltd., a Liberian corporation, Friends Investment Company Inc., a Marshall Islands corporation, Eurobulk Marine Holdings Inc., a Liberian corporation, and Family United Navigation Co., a Marshall Islands corporation (each, a “Seller” and collectively, the “Sellers”) and Marla Investments Inc., a Marshall Islands corporation (the “Purchaser”) have entered into that certain stock purchase agreement dated June 23, 2025 whereby the Purchaser will purchase approximately 51% in Euroholdings Ltd, a Marshall Islands corporation and the direct parent of the Owner (the “Transaction”).

C. The Sellers are affiliates of the Manager, and the Manager is executing this Consent in order to evidence its approval, authorization and/or ratification of such transfer and waiving (or deeming as an amendment) certain matters or other relevant provisions of the Management Agreement.

D. Capitalized terms used but not defined herein shall have the meaning set forth in the Management Agreement.

IN LIGHT OF THE FOREGOING FACTS, the Owner and the Manager hereby agree, amend, waive and consent as follows:

1.

Box 19 of the Management Agreement is hereby deleted in its entirety and replaced with “unlimited duration but at least up to the sale of the Vessel or until otherwise terminated pursuant to the other terms thereto”.

2.	Clause 13(e) of the Management Agreement is hereby deleted in its entirety and replaced with “Intentionally Omitted”.

3.

The Manager has received notice of the Transaction and (i) does not object to, and consents to the change of Control of the Owner, and (ii) hereby waives its rights under or in connection thereto either under Clause 18 of the Management Agreement or under any other provision of the Management Agreement arising out of entry into and consummation of the Transaction (and the change of Control of the Owner) including but not limited to the Manager’s right to terminate the Management Agreement and receive two full years of management fees upon termination that might otherwise arise as a result of or in connection with the Transaction.

4.

For the avoidance of doubt, the Parties agree that entry into of the Transaction does not constitute a failure of the Owners or the Managers to meet their obligations under the Agreement and any default of the Owners or the Manager under the Management Agreement that may arise as a result of entry into and consummation of the Transaction is hereby waived by the Owners or the Managers (as the case may be).

5.

The Manager and the Owner each hereby waive (for the purposes only of the Transaction) any other provision of the Management Agreement that is not consistent with, or otherwise requires additional compliance in order to effectuate, the Transaction. This Consent shall, as applicable, be deemed an amendment in accordance with Clause 35 of the Management Agreement.

6.	Except as amended hereby, all other terms and conditions of the Management Agreement remain unchanged.

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IN WITNESS WHEREOF, the parties hereto have caused this Consent to be duly executed and take effect on the day and year first above written.

The Manager:

EUROBULK LTD.

By: _______________________

Name:

Title:

The Owner:

___________________________

By: _______________________

Name:

Title:

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